

July 13, 2010

Randall Gates
Chief Financial Officer
Cascade Technologies Corp.
250 North Robertson Blvd., Suite 427
Beverly Hills, California 90211

>   **Re: Cascade Technologies Corp.**
>   **Form 10-K for the fiscal year ended August 31, 2009**
>   **Filed December 15, 2009**
>   **Amendment No. 2 to Form 8-K dated March 15, 2010**
>   **File No. 000-52141**

Dear Mr. Gates:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 8-K dated March 15, 2010

1.   We note that in response to prior comment 2 you included inception to date
        financial statements for SMI. However, we note that the audit report does not
        opinion on those financial statements. Please revise to include audited inception
        to date financial statements.

2.   In response to prior comment 3, you note that the amount included as part of
        accumulated deficit represents the amount for the issued equity interests in the
        reverse merger. Please explain why you are classifying the equity interest within
        accumulated deficit. Refer to FASB ASC 805-40-45-2.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or
me at (202) 551-3671 if you have any questions.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant